EXHIBIT 21.1

SUBSIDIARIES

Name	Jurisdiction
Alkermes Ireland Holdings Limited	Ireland
Alkermes Pharma Ireland Limited	Ireland
Alkermes Finance Ireland Limited	Ireland
Daravita Pharma Ireland Limited	Ireland
Alkermes Finance Ireland (No. 3) Limited	Ireland
Alkermes Science Four Limited	Ireland
Alkermes Science Five Limited	Ireland
Alkermes Science Six Limited	Bermuda
Daravita Limited	Ireland
Alkermes Finance S.à r.l.	Luxembourg
Alkermes Finance Ireland (No. 2) Limited	Ireland
Alkermes U.S. Holdings, Inc.	Delaware
Alkermes, Inc.	Pennsylvania
Eagle Holdings USA, Inc.	Delaware
Alkermes Controlled Therapeutics, Inc.	Pennsylvania
Alkermes Europe, Ltd.	United Kingdom